

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 29, 2009

Mr. Joseph Espeso
Chief Financial Officer
Bolt Technology Corporation
4 Duke Place
Norwalk, CT 06854

      Re: **Bolt Technology Corporation**
              Form 10-K for the Fiscal Year Ended June 30, 2008
              Filed September 12, 2008
              Definitive Proxy
              Filed October 24, 2008
              Form 10-Q for the Period Ended March 31, 2009
              Filed May 6, 2009

              File No. 1-12075

Dear Mr. Espeso:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              /s/ Chris White

              Chris White
              Branch Chief